July 31, 2013
VIA EDGAR
Mr. Craig D. Wilson
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

cc:	Tamara J. Tangen, Staff Accountant (via facsimile and courier)
Stephen Krikorian, Accounting Branch Chief (via facsimile and courier)
Mark P. Shuman, Legal Branch Chief (via facsimile and courier)
Nancy Lurker, Chief Executive Officer - PDI, Inc.
Re:	PDI, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Proxy Statement for the 2013 Annual Meeting of Stockholders (incorporated by reference)
File No. 000-24249

Dear Mr. Wilson:
On behalf of PDI, Inc. (the “Company” or “PDI”), I am writing in response to the comments made by the staff of the Securities and Exchange Commission (the “Staff”) in its letter dated July 3, 2013 (the “Comment Letter”)with respect to the Company's Annual Report on Form 10-K for the year ended December 31, 2012 (“Form 10-K”) and, incorporated by reference, the Company's Proxy Statement for the 2013 Annual Meeting of Stockholders (“Proxy”).
For your convenience, the Staff's comments are set forth below in bold, numbered to correspond to the comment numbers used in the Comment Letter and followed by our responses thereto.

Morris Corporate Center 1, 300 Interpace Parkway, Parsippany, New Jersey 07054
Phone: 862.207.7800 • Toll Free: 800.242.7494 • www.pdi-inc.com

Form 10-K for the Fiscal Year Ended December 31, 2012
General

1.
We are in receipt of your request for confidential treatment dated March 14, 2013 in connection with Exhibit 10.20.2. Comments, if any, will be issued in a separate cover letter. Any comments must be resolved and your application must be complete before we can complete our review of your Form 10-K.

Response:
We acknowledge the Staff's statement that any comment must be resolved and the Company's application must be complete before the Staff can complete their review of the Company's Form 10-K.

2.
Your exhibit index does not indicate the portions of exhibits 10.20.2 and 10.20.3 have been omitted pursuant to a request for confidential treatment. See Section II.D.5 of Staff Legal Bulletin 1A. Although a footnote providing this type of information follows the exhibit list in Item 15, that footnote does not appear to be tied to the applicable exhibits.

Response:
We respectfully acknowledge the Staff's comment regarding Section II.D.5 of Staff Legal Bulletin 1A that the Company should have marked the exhibit index to indicate that portions of the exhibits have been omitted pursuant to a request for confidential treatment. The Company will appropriately mark the exhibit index in future filings.
Item 1A. Risk Factors
“If we do not meet performance goals established in our incentive-based…”, page 12

3.
In future filings please provide investors with a more complete understanding of the scope of the risks that result from the incentive-based goals in your customer agreements. Consider whether quantitative information regarding the risks presented by such arrangements may be presented to better inform the investors. Also, consider whether quantitative information regarding historical impacts of such incentive provisions on your results of operations would help investors to better understand the scope of the risk.

Response:
From time-to-time the Company has entered into arrangements whereby it has placed a portion of its compensation (profit) at risk with the opportunity to earn additional compensation upon achieving specific performance goals with respect to the product being detailed. For assuming this risk in these instances, the Company is able to earn additional compensation that is generally equal to two times the compensation at risk. During the periods presented, only one arrangement included such incentive-based goals. The amount of compensation at risk was not material to the Company during the periods in the Form 10-K. Rather than eliminate and then reintroduce this risk factor on what could potentially be a regular basis, as the terms of these types of contracts are generally one to two years, the Company elected to consistently disclose this risk factor. We will provide investors further information when risks to the Company are material in future filings, or if risks to the Company are not material, the Company will state as such in future annual filings.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Revenues and Cost of Services
Sales Services, page 22

4.
Explain why you believe that a change in your accounting policy to defer the recognition of initial direct program costs is proper and that these costs are realizable. Cite the accounting literature that supports your accounting. Further, identify the segments to which the policy applies, quantify the impact on each and describe the reasons supporting the change in each segment.

Response:
During the second quarter of 2012, the Company changed its method of accounting for certain initial direct program costs from a method which expensed those costs as incurred to a method which recognizes initial direct program costs over the term of the contractual arrangement. Initial direct program costs are typically incurred at the onset of a contractual arrangement and are directly associated with the product detailing program and revenue generating process as outlined in the contract. Such costs include the recruiting and hiring and related employee setup costs for sales managers and professional staff directly responsible for executing a particular contract. As a result of contract signings during that quarter and the expectation of similar contracts in the future, we determined that the newly adopted accounting principle is preferable in the circumstances. Given the nature of newly signed contracts and the related volume of initial incremental direct program costs incurred at the onset of those arrangements are expected to be material, this policy change is expected to be material to the operating results of the Company. The new policy is more representative of the earnings process, resulting in the recognition of certain initial direct program costs over the period revenue is earned. The Company has an established revenue recognition policy for customer service arrangements of Dedicated Sales Teams that represent one unit of accounting. Revenue in these arrangements is recorded ratably over the term of contract, beginning when the Company's sales representatives are deployed, and such deferred costs would be realizable over such period. The variability in the timing of the direct costs as it relates to the contractual earning process did not appropriately represent the economics of the transaction under the former policy and therefore the deferral is deemed to be preferable and proper.
Staff Accounting Bulletin 13, section A, sub-section 3, part F, question 3 states that the SEC staff believes that the incremental direct costs incurred related to the acquisition or origination of a customer contract in a transaction that results in the deferral of revenue, unless specifically provided for in the authoritative literature, may be either expensed as incurred or accounted for in accordance with FASB ASC paragraph 605-20-25-4. FASB ASC paragraph 605-20-25-4 states that costs that are directly related to the acquisition of a contract and that would not have been incurred except for the acquisition of the contract (incremental direct acquisition costs) shall be deferred and charged to expense in proportion to the revenue recognized (“deferral recognition method”). Under FASB ASC paragraph 605-20-25-4, the Company believes that based on the forecasted material amount of initial direct and incremental program costs, the deferral recognition method provides the most useful information to the users of the Company's financial statements.
The change in the accounting policy applies to the Company's largest segment, the Sales Services Segment. The net impact on Sales Services Segment gross profit for the year ended December 31, 2012 was $1.6 million or approximately 11% of gross profit. For business reasons, the Company adopted a variable cost model which resulted in reducing its full-time employees and increasing its reliance on third-party service providers. Through the first quarter of 2012 these costs, and the variability in profitability, were not material to the financial position and results of operations of the Company. As a result of new business wins, the changed nature of certain costs, the increased complexity of regulatory reporting requirements and the earlier on boarding of direct program management, the amount of direct and incremental program costs were expected to become material. The Company anticipates that this accounting policy will also apply to the Product Commercialization Segment prospectively when new customer arrangements are entered into as the amount of forecasted initial direct and incremental costs are anticipated to increase materially and the business model and timing of expenditures are similar to those of the Sales Services Segment. There was no impact to the periods presented in the Form 10-K for the Product Commercialization Segment.

5.
We note your statement that initial direct program costs were not material in the past. Please describe the changes in your contracts, customer base or operations that have, or are planned to, cause expenses to increase to a level of materiality that would cause the deferral of these costs to be necessary. Your response should address materiality on the basis of your reporting segments to which this accounting policy change applies.

Response:
Initial direct and incremental program costs in the Company's Sales Services Segment increased to a level of materiality that caused the deferral of these costs to be necessary due to the following factors:

•	The Company changed to a variable cost model by reducing full-time employees in the recruiting process and increased reliance on third-party service providers to directly source for these contracts;

•	The cost of third-party service providers involved in the recruiting, hiring and related employee setup phases have increased;

•	Technology set up costs have increased as multiple technology platforms (i.e., laptop, tablet, iPad, etc.) are becoming industry standard;

•
Increased complexity of regulatory and compliance reporting requirements (i.e., aggregate spend, Patient Protection and Affordable Care Act of 2010, general data reporting and complexity of integrated feeds); and

•	Direct program management has been boarded early for training and assistance in the recruiting and hiring process.
This policy change is also effective for the Product Commercialization Services Segment as the Company anticipates that initial direct and incremental program costs in this Segment will increase to a level of materiality as new customer arrangements are entered into due to the factors above. There was no impact to the periods presented in the Form 10-K.

6.	Tell us what consideration was given to filing a preferability letter from your registered independent accountant. Refer to Item 601(b)(18) of Regulation S-K.

Response:
In accordance with Item 601(b)(18) of Regulation S-K, and at the Company's request, BDO USA, LLP, its registered independent accountant, reviewed and discussed the circumstances and the business judgment and planning that formulated the Company's basis to make the change in accounting principle as the Company anticipated that initial direct and incremental program costs will increase to a level of materiality in the financial statements of future fiscal years. Exhibit 18.1 to the Form 10-Q filed by the Company on August 14, 2012 (and incorporated by reference in the Form 10-K) includes BDO USA, LLP's concurrence with Management's judgment that the newly adopted accounting policy is preferable in the Company's circumstances because it is more representative of the earnings process, resulting in the recognition of certain initial direct program costs over the period revenue is earned.

Marketing Services, page 23

7.
Please tell us what and disclose the basis for your determination that multiple element arrangements containing a development phase and a delivery phase can be divided into separate units of accounting. In this regard, provide an analysis sufficient to support your conclusion that separability is possible and that your allocation of revenue to the two units is appropriate. Refer to ASC 605-25-25-5, ASC 605-25-30 and any other relevant literature on which you relied upon.

Response:
ASC 605-25 establishes the following criteria, both of which must be met, in order for a deliverable to qualify as a separate unit of accounting:

A.
The delivered item(s) has value to the customer on a standalone basis. The item(s) have value on a standalone basis if they are sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis.

B.	If a general right of return exists relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.

As it relates to A above, the Group DCA business unit, within its Marketing Services Segment, is able to establish stand alone value for its development services as these services are sold separately by other vendors (or competitors). This business unit competes with three types of service providers: internal pharmaceutical company marketing departments; “traditional” advertising agencies; and interactive marketing companies. Publically available information on these service providers indicate that the delivered unit of accounting, Development, is marketed and sold on a standalone basis.

As it relates to B above, the business unit's agreements generally do not contain general right of return. The Company generally receives a non-refundable up-front payment.

Based upon meeting both of the criteria established above, the Company believes it is required to account for Development as a separate unit of accounting.

In accordance with ASC 605-25-30 the Company allocates total arrangement consideration that is fixed or determinable to contract deliverables based on the relative selling price method. Relative selling price is determined using vendor-specific objective evidence ("VSOE") when and if available, third-party evidence ("TPE") if VSOE is not available, or its best estimate of selling price if either VSOE or TPE is not available. The Company limits amounts allocable to non-contingent amounts, if applicable. The Company limits revenue in any period to amounts which it is legally entitled. In general, contracts do not include contingent amounts.

The Company allocates revenue to the units of accounting using the relative selling prices from the hierarchy above. The calculation allocates any discounts (or premiums) provided to all of the deliverables within any given arrangement.

8.
We further note that the pattern of revenue recognition differs between the development and delivery phases. Please include in your analysis the accounting literature upon which you relied in determining the appropriate revenue recognition patterns.

Response:
For all units of accounting, revenue is recognized when the following four conditions are met:

•	Persuasive evidence of an arrangement exists:

•	The contract fee is fixed and determinable;

•	Delivery or performance has occurred; and

•	Collectability is reasonably assured.

If at the outset of an arrangement, the Company determines that collectability is not reasonably assured, revenue is deferred until the earlier of when collectability becomes probable or the receipt of payment.

If there is uncertainty as to the customer's acceptance of our deliverables, revenue is not recognized until the earlier of receipt of customer acceptance or expiration of the acceptance period. If at the outset of an arrangement, the Company determines that the arrangement fee is not fixed or determinable, revenue is deferred until the arrangement fee becomes fixed or determinable, assuming all other revenue recognition criteria have been met.

Development:

The development unit of accounting is recognized in accordance with ASC 605-35, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”. ASC 605-35 specifically provides guidance on the application of generally accepted accounting principles in accounting for the performance of contracts for which specifications are provided by the customer for the construction of facilities or the production of goods or provision of related services. The contracts entered into by the Company are binding agreements with the customer in which the Company agrees, for compensation, to perform a service to the buyer's specifications. Generally, the Company enters into unit-price contracts. A unit-price contract is an agreement to perform all acts required under the contract for a specified price for each unit of output. The Company recognizes revenue for the development unit of accounting under a percentage-of-completion method by recognizing revenue as work on a contract progresses. The Company is able to reasonably estimate: (a) the extent of progress towards completion; (b) contract revenues; and (c) contract costs.

Delivery:

The delivery unit of accounting is recognized ratably over the delivery phase of the contract consistent with the nature of the transaction and the earnings process. The delivery phase of the contract is the period which the Company hosts the eDetail for the customer and therefore the services are delivered continuously over the contractual period. This hosting period is defined by the contract, generally ranges between six and twelve months, and begins when the approved eDetail has been launched. Upon launch the Customer, and their targets (i.e. designated physicians) will have continuous access to the eDetail and the Company will regularly send emails to targets to encourage engagement and monitor target participation. The Company is recognizing revenue under SEC Staff Accounting Bulletin 104 (“SAB 104”). SAB 104 specifically covers services transactions and provides guidance that revenue should be recognized on a straight-line basis, unless evidence suggests that the revenue is earned in a different pattern. For detailing contracts, revenue is recognized on straight-line basis over the length of the contract as this represents the pattern of delivery.

PC Services, page 24

9.
Please tell us whether the product detailing services and commercial operations provided under your PC Services arrangement are fixed or variable in nature and the impact such terms have on your revenue recognition, if any.

Response:
Excluding pass-through costs, the product detailing services provided under the Company's PC Services arrangement are generally a fixed fee per sales representative within the underlying customer arrangement. The variability arises from time-to-time, when the Company and the customer may agree to increase or decrease the number of sales representatives provided in the arrangement, resulting in a corresponding increase or decrease in revenue recognition. Revenue for these sales representatives are recognized straight line over the contractual term as that represents the pattern of delivery. Pass-through costs are recognized as revenue as the expenses are incurred.

The commercial operations services provided under the Company's PC Services include both a fixed and variable component. The customer is charged a fixed fee for commercial operations services that include the use of full-time internal and external resources that are dedicated to distribution, public relations, patient reimbursement programs, managed care support, market research or other commercialization activities throughout the term of the contract and revenue is recognized ratably over the term of the contract. Revenue from commercial operations services that are variable in nature and incurred on an ad-hoc basis, and other expenditures that are incurred over certain periods of the contract on an as needed basis, are recognized in revenue using a cost-plus model as the associated services are performed. Variable commercial operations services include procurement, vendor management and invoice processing.

Part III (Incorporated by reference from definitive proxy)
Information about Our Executive Compensation
Narrative Disclosure to Summary Compensation Table, page 17

10.
We note a significant change in the salary paid to Mr. Melillo, Jr., in 2012 compared to 2011. Tell us the basis for the increase in Mr. Melillo's base salary. The narrative description to your summary compensation table should provide a description of any material factors necessary to an understanding of the information disclosed in the table. For example, changes in compensation due to changes in responsibilities or position should be discussed. See Item 402(o) of Regulation S-K.

Response:
The significant change to the salary paid to Mr. Melillo, in 2012 compared to 2011, was due to the timing of Mr. Melillo's employment commencing with the Company in October 2011. The Company filed a Form 8-K announcing the hiring of Mr. Melillo on October 11, 2011. We acknowledge the Staff's comment and will include Mr. Melillo's, and other named executive officers, employment commencement date, in future filings.

Consolidated Financial Statements
Consolidated Balance Sheets, page F-3

11.
Tell us the component balances in Other Accrued Expenses and what consideration has been given to disclosing these amounts in the footnotes. In this regard, we note that this line item represents approximately 33% of the total current liabilities and 28% of total liabilities.

Response:
The components of Other Accrued Expenses are summarized on Attachment A. One of these components, Accrued Pass-Through Costs, was in excess of 5% of total current liabilities at December 31, 2012 and December 31, 2011 and was not disclosed in accordance with Rule 5-02.20 of Regulation S-X. To the extent that any of these items is in excess of 5% of total current liabilities in any future period, the Company will state them separately in the balance sheet or in a note thereto in the applicable future filings.
Notes to Consolidated Financial Statements
Note 7. Goodwill and Other Intangible Assets
Other Intangible Assets, page F-19

12.
We note your full impairment of the healthcare professional database acquired from Group DCA. We further note from your “Going Forward” discussion on page 32 that your new product offering in the Group DCA business unit “will initially lean heavily on the Group DCA database of over 300,000 physicians.” This statement suggests that the database which was impaired in your fourth quarter of 2012 continues to have value sufficient to support the launch of your new product offering. Please tell us what consideration was given to this potential value in determining to impair the entire asset balance.

Response:
The fair value of the healthcare professional database was determined using the replacement cost new method under the "Cost Approach" during annual impairment testing. This method is based on the principal of substitution; therefore the business unit would pay no more for the database than the amount necessary to replace it, with an adjustment for a loss in value due to obsolescence, if any. The fair value of the database was determined to be nominal based on using the Cost Approach. This nominal value was not material to consolidated financial statements and was included in the write-down, resulting in a full impairment of the database then valued at $1.7 million.
As part of its annual impairment testing the Company considered the fact that the anticipated new product offering in the Group DCA business unit will initially lean heavily on the Group DCA database; however, the Company determined that although it was optimistic about the potential of the new product, since the product had yet to reach technological feasibility, attributing a value based on this anticipated product offering was not appropriate.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me directly by phone: (862) 207-7832; or facsimile: (862) 207-7899 if you have any further questions or concerns.

Yours truly,
/s/ Jeffrey Smith
Chief Financial Officer

ATTACHMENT A

Tell us the component balances in Other Accrued Expenses and what consideration has been given to disclosing these amounts in the footnotes. In this regard, we note that this line item represents approximately 33% of the total current liabilities and 28% of total liabilities.

	2012	2011

5% of Total Current Liabilities	$1,820,000	$2,304,000

Accrued Pass Through Costs	$3,729,000	$4,513,000
Accrued Reorganization Expense	1,495,000	1,810,000
Self Insurance Accruals	900,000	1,100,000
Indemnification Liability	875,000	875,000
Buyout Payable	—	3,400,000

All Others*	4,828,000	6,076,000
Account Total	$11,827,000	$17,774,000

* Includes no items representing 5% or more of total current liabilities.

Notes:

A.	Amounts disclosed in Note 14 to Consolidated Financial Statements.

B.	Amounts disclosed in Note 1 to Consolidated Financial Statements.

C.	Amounts disclosed in Note 3 to Consolidated Financial Statements.